Exhibit 3

Item 5:   Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or
    services for the purpose of effecting transactions or submitting,
    disseminating, or displaying orders and trading interest in the NMS Stock
    ATS (e.g., algorithmic trading products that send orders to the ATS,
    order management or order execution systems, data feeds regarding
    orders and trading interest in, or executions occurring on, the ATS)?

    ☒ Yes ☐ No

    If yes, identify the products or services offered, provide a summary of the
    terms and conditions for use, and list here the applicable Item number in
    Part III of this form where the use of the product or service is explained. If
    there is no applicable Item in Part III, explain the use of the product or
    service with the ATS here.

    The ATS offers a market data feed (the "IQX Data Feed") that
    disseminates all eligible orders that Subscribers submit to the ~~Discrete
    Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes (as
    defined in Part III, Item 7). The IQX Data Feed only displays orders that
    Subscribers choose to display ("Displayed Orders").

    Orders eligible to be Displayed Orders are: (1) Limit Orders with a limit
    price that does not lock or cross the National Best Bid or Offer ("NBBO");
    and (2) Primary Peg Orders that do not lock or cross the NBBO. For more
    information on Order Types in the ~~Discrete Bid/Offer Matching
    Process~~Discrete Bid/Offer Matching Processes, please see Part III, Item 7.

    Subscribers and non-Subscribers can receive the IQX Data Feed ("IQX
    Data Feed Recipients"). The IQX Data Feed is provided to IQX Data Feed
    Recipients through Pico. The ATS does not charge IQX Data Feed
    Recipients for the receipt of the IQX Data Feed. Pico, however, charges a
    telecommunications/communications fee of $500 per month that IQX Data
    Feed Recipients are responsible for paying. Additional information
    regarding the IQX Data Feed can be found in response to Part III, Item 15.

b. If yes to Item 5(a), are the terms and conditions of the services or products
    required to be identified in Item 5(a) the same for all Subscribers and the
    Broker-Dealer Operator?

    ☒ Yes ☐ No

    If no, identify and explain any differences.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers,
    the Broker-Dealer Operator, or both, any products or services for the
    purpose of effecting transactions or submitting, disseminating, or
    displaying orders or trading interest in the NMS Stock ATS?

    ☐ Yes ☒ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

   i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

   ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non- display of an order; or conditions on executability and routability);

   iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

   iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

   v. whether an order type is eligible for routing to other Trading Centers;

   vi. the time-in-force instructions that can be used or not used with each order type;

   vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii.   the availability of order types across all forms of connectivity to the
          NMS Stock ATS and differences, if any, in the availability of an
          order type across those forms of connectivity.

Answer:

Order Types

Midpoint Discrete Peg Orders: Midpoint Discrete Peg Orders are orders to buy or sell a
stated amount of a security that are to be executed only at the midpoint price of the NBBO in
the Midpoint Discrete Match Matching Process. The ATS will accept Midpoint Discrete Peg
Orders with or without a limit price.   Midpoint Discrete Peg Orders will be non-displayed.

Primary Peg Orders: Primary Peg Orders are orders to buy at the NBB, or sell at the NBO,
a stated amount of a security that are to be executed only in the ~~Discrete Bid/Offer Matching
Process~~Discrete Bid/Offer Matching Processes. Orders may be submitted with or without a
limit price. Primary Peg Orders may be displayed or non-displayed at the Subscriber's
discretion. If a displayed Primary Peg Order would lock or cross the NBBO, such order will
be ranked at the locking price and displayed by the System at one (1) MPV below the current
NBO (for bids) or one (1) MPV above the current NBB (for offers).

Marketable Peg Orders: Marketable Peg Orders are orders to buy at or below the NBO, or
sell at or
above the NBB, a stated amount of a security that are to be executed only in the Discrete
Bid/Offer
Matching Process_es_. Orders may be submitted with or without a limit price. Marketable Peg
Orders will be non-displayed

Limit Orders: Limit Orders are orders to buy or sell a stated amount of a security at a
specified price or better that are to be executed only in the ~~Discrete Bid/Offer Matching
Process~~Discrete Bid/Offer Matching Processes. Limit Orders may be displayed or non-
displayed at the Subscriber's discretion. If a displayed Limit Order would lock or cross the
NBBO, such order will be ranked at the locking price and displayed by the System at one (1)
MPV below the current NBO (for bids) or one (1) MPV above the current NBB (for offers).

Market Orders: Market Orders are orders to buy or sell a stated amount of a security that is
to be executed at or in between the NBBO only in the ~~Discrete Bid/Offer Matching
Process~~Discrete Bid/Offer Matching Processes. Market Orders will be non-displayed.

The ATS will accept orders with time-in-force instructions of Day or IOC. Day will be the
default time-in-force instruction. Day Orders will be held by the ATS on its books from the
time of receipt until the end of Regular Trading Hours. If unfulfilled by the end of Regular
Trading Hours, such Day orders will be cancelled and the Subscriber who submitted the
order will be notified. IOC orders will only be available in the ~~Discrete Bid/Offer Matching
Process~~Discrete Bid/Offer Matching Processes and will be held until the completion of the
next Match Event, and if unexecuted, will be canceled. IOC orders may be submitted with

or without a limit price. IOC Orders will be non-displayed. All orders entered into the ATS are considered Not Held.

All open orders are canceled at the end of the trading day.

Routing

IntelligentCross does not support the routing of orders to any other venue.

Message Priority

Incoming orders and related messages are processed in the order in which they are received by the ATS.

Match Priority

Generally, an order's match priority will be based on price, display type (for the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes), and the time at which such order is received relative to other orders. With respect to the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes, at each price level, Display Orders will have priority over non-Display Orders. All orders will be timestamped and accordingly prioritized based on the time of their receipt by the ATS. Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched with time priority based on the order receipt by the ATS. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

Order Amendment

An open order may be amended by Subscribers to the extent the amendment is received by the ATS before a Match Event involving that order occurs. Order amendments are processed in the order in which they are received by the ATS.   The match priority of an order will be preserved when amending the quantity of an order to a value *less* than the existing quantity of the order; however, the match priority of an order will be lost when amending the quantity of an order to a value *greater* than the existing quantity or when amending any other value in addition to the quantity of the order.

Order Cancellation

An open order may be cancelled by Subscribers to the extent the cancellation order is received by the ATS before a Match Event involving that order occurs. Cancellation orders will cancel all remaining open quantity on an order. Cancellation orders are processed in the order in which they are received by the ATS.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 11:   Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Answer:

Discrete Match Events

The ATS accepts orders in all NMS Stocks eligible for trading (e.g., those that are not subject to a trading halt). The ATS offers two separate matching processes ("Matching Processes") that execute orders using discrete match events ("Match Events") in each security. Subscribers choose which Matching Process to which they send their orders. The Matching Processes are: (1) the "Midpoint Discrete Matching Process," which only include Midpoint Discrete Peg Orders and executes such orders at the midpoint of the prevailing NBBO at the time of the Match Event; and (2) the "~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes," which includes limit, market, and primary and marketable peg orders that execute at prices that are at or between the prevailing NBBO at the time of the Match Event. The Midpoint Discrete Matching Process is also referred to as Intelligent Midpoint. The Discrete Bid/Offer Matching Process is also referred to as ASPEN (Adverse Selection Protection Engine).

The Discrete Bid/Offer Matching Processes are three separate but identical Matching Processes ~~but~~that are distinguished solely by their fee structure. The three Discrete Bid/Offer Matching Processes are: "Discrete Bid/Offer Fee/Fee"; "Discrete Bid/Offer Maker/Taker"; and "Discrete Bid/Offer Taker/Maker."   All Matching Processes, including the Midpoint Discrete Matching Process, act independent of each other, i.e., orders resting in one book do not interact with orders resting in another book.

Orders in the Midpoint Discrete Matching Process will not be displayed. Orders in the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes may be marked by Subscribers as either displayed or non-displayed. Orders eligible to be Displayed Orders are: (1) Limit Orders with a limit price that does not lock or cross the NBBO; and (2) Primary Peg Orders that do not lock or cross the NBBO.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

$\boxtimes$ Yes $\square$ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

   Answer:

   The Matching Processes contain the following characteristics and any differences between them will be noted accordingly.

   Match Events

   The Match Events in each security occur at scheduled times as determined by the ATS's matching algorithm throughout the day and are calibrated separately by each Matching Process. Each Matching Process acts independently of each other. Described below is how the ATS determines the time between Match Events and how the ATS calibrates this time for each Matching Process.

   Match Event Intervals for Midpoint Discrete Matching Process

   The ATS randomizes the time between Match Events within a time range ("Match Event Intervals"); Match Event Intervals are calibrated on a security-by-security basis. A Match Event Interval for a security consists of a minimum amount of time between Match Events and a maximum amount of time between Match Events. The reason the time between Match Events is randomized within a Match Event Interval is to prevent Subscribers from attempting to discern a trading advantage by determining when the next Match Event will occur. The Midpoint Discrete Matching Process has Match Event Intervals between 1 millisecond and up to 200 milliseconds that are calibrated on a security-by-security basis.

   At each Match Event for each security, the matching engine for the Midpoint Discrete Matching Process will retrieve the current NBBO and check its book for orders that can be matched. Orders eligible for matching will be matched in time priority at the NBBO midpoint price at the Match Event. The purpose of the scheduled matches is to achieve two objectives: (1) provide for as many matches as possible to maximize liquidity; and (2) keep the NBBO as stable as possible for a period of time after executions occur on the ATS. During Match Event Intervals (i.e., between Match Events), Subscribers have full order control and can cancel or reprice orders until the next Match Event.

   The ATS's artificial intelligence functionality model ("AI Model") then analyzes the executions that occur on the ATS and adjusts the Match Event Interval to achieve the two objectives described above. Other factors that contribute to determining the Match Event Interval include time of day, volume and volatility in the security, average spread, trade size, and other market factors. The Match Event Intervals per security are adjusted after enough data points have been accumulated to warrant an adjustment.

Below is an example of how the Midpoint Discrete Matching Process works using Match Event Intervals. The assumptions include:

Security XYZ has a Match Event Interval to occur between 7 to 12 milliseconds apart.

The next Match Event is scheduled at 10:01:04:03.

Subscriber A has submitted a 500 share buy order with a limit price of $25.06 and TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

Subscriber B has submitted a 200 share buy order with a limit price of $25.07 and TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ (this order was received after Subscriber A's order so Subscriber A has priority over Subscriber B).

Subscriber C submits a 600 share sell order with no limit price and a TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

At the next scheduled Match Event for Security XYZ, (10:01:04:03), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. The Midpoint price at the time of the Match Event is $25.06 and is the Matching Price. As a result, the following executions occur during the Match Event at 10:01:04:03.

Subscriber A will match 500 shares with Subscriber C at $25.06.

Subscriber B will match 100 shares with Subscriber C at $25.06.

Subscriber A's 500 share order has been fully filled.

Subscriber B received a fill of 100 shares and has 100 shares remaining that will be eligible for the next Match Event.

Subscriber C's 600 share order has been fully filled.

The next Match Event will be at a time between 10:01:04:10 and 10:01:04:15 because the last match event was at 10:01:04:03 and the Match Event Intervals are between 7 and 12 milliseconds apart. This process will continue throughout the trading day.

The AI Model makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. Registered Persons of the ATS review and approve the changes made by the AI Model.

In the XYZ example described above, the Match Event Intervals could increase (e.g., from 7-12 milliseconds to 12-16 milliseconds) stay the same (7-12 milliseconds) or decrease (e.g., from 7-12 milliseconds to 5-8 milliseconds).

Match Event Intervals for The ~~Discrete Bid/Offer Matching Process~~<u>Discrete Bid/Offer Matching Processes</u>

The ~~Discrete Bid/Offer Matching Process~~<u>Discrete Bid/Offer Matching Processes</u> will have Match Event Intervals between 150 and 900 microseconds that will be calibrated on a security-by-security basis. The AI Model for the ~~Discrete Bid/Offer Matching Process~~<u>Discrete Bid/Offer Matching Processes</u> is similar to the AI Model of the Midpoint Discrete Matching Process but is calibrated separately such that, for any given security, the Match Event Intervals for the ~~Discrete Bid/Offer Matching Process~~<u>Discrete Bid/Offer Matching Processes</u> will be different from the Match Event Intervals for the Midpoint Discrete Matching Process.

Below is an example of how the ~~Discrete Bid/Offer Matching Process~~<u>Discrete Bid/Offer Matching Processes</u> works using Match Event Intervals. The assumptions include:

Security XYZ has a Match Event Interval to occur between 175 to 200 microseconds apart.

The next Match Event is scheduled at 10:01:04:03:005.

Subscriber A has submitted a 500 share buy limit order with a limit price of $25.06 and TIF of Day to participate in the ~~Discrete Bid/Offer Matching Process~~<u>Discrete Bid/Offer Matching Processes</u> for Security XYZ.

Subscriber B has submitted a 200 share buy limit order with a limit price of $25.07 and TIF of Day to participate in the ~~Discrete Bid/Offer Matching Process~~<u>Discrete Bid/Offer Matching Processes</u> for Security XYZ.

Subscriber C submits a 600 share sell market order with no limit price and TIF of Day to participate in the ~~Discrete Bid/Offer Matching Process~~<u>Discrete Bid/Offer Matching Processes</u> for Security XYZ.

At the next scheduled Match Event for Security XYZ (10:01:04:03:005), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. As a result, the following executions occur during the Match Event at 10:01:04:03:005:

Subscriber B will match 200 shares with Subscriber C at $25.07.

Subscriber A will match 400 shares with Subscriber C at $25.06.

Subscriber B's 200 share order has been fully filled.

Subscriber A received a fill of 400 shares and has 100 shares remaining that will be eligible for the next Match Event.

Subscriber C's 600 share order has been fully filled at prices of $25.06 and $25.07.

The next Match Event will be at a time between 10:01:04:03:180 and 10:01:04:03:205 because the last match event was at 10:01:04:03:005 and the Match Event Intervals are between 175 and 200 microseconds apart. This process will continue throughout the trading day.

The AI Model makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. Registered Persons of the ATS review and approve the changes made by the AI Model.

In the XYZ example described above the Match Event Intervals could increase (e.g., from 175-200 microseconds to 185-205 microseconds), stay the same (175-200 microseconds), or decrease (e.g., from 175-200 microseconds to 165-180 microseconds). The AI Model determines the amount of the increase or decrease in the Match Event Intervals.

Minimum Resting Period

For the Midpoint Discrete Matching Process, only orders that have rested on the order book for a minimum period of time are eligible to match. "Minimum Resting Periods" are determined by the AI Model and set in a stock-specific fashion, similar to Match Events. The purpose of these periods is to further reduce adverse selection. However, in no event will the minimum resting period exceed 200 milliseconds. At this time, there will be no Minimum Resting Period for orders on the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes.

Anti-Internalization

The ATS provides an "anti-internalization" setting to its Subscribers. This setting can be enabled upon client request and will prevent the self-matching of two orders from the same Subscriber on the ATS's order books. This setting will not be enabled by default, but can be enabled upon Subscriber request and will be enforced by the Client ID setting. Subscribers can either contact IntelligentCross trading operations to enable this functionality on an MPID basis or they can configure the trading systems to prevent self-crossing at a client or trading desk level.

Locked or Crossed Market

The ATS will not match if the inside market for the stock is crossed (where the NBB price exceeds the NBO price) or if the inside market is locked (where the NBB price equals the NBO price).

Sub-Dollar Pricing

For orders in the Midpoint Discrete Matching Process, in the event that the NBB is less than $1.00, the ATS will execute orders at the midpoint price, regardless of the number of decimal places.

For orders in the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes, in the event that the NBB is less than $1.00, the ATS will execute orders at valid prices within the NBBO.

Orders Eligible for Matching

With respect to the Midpoint Discrete Matching Process, the following orders will be eligible for matching during a Match Event:

1. Midpoint Discrete Peg Orders that are buy orders with limit prices equal to or higher than NBBO midpoint.
2. Midpoint Discrete Peg Orders that are sell orders with limit prices equal to or lower than NBBO midpoint.
3. Midpoint Discrete Peg Orders without limit prices.

With respect to the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes, the following orders will be eligible for matching during a Match Event:

1. Primary Peg Orders with no limit price or those with limit prices that are within the prevailing NBBO at the time of a Match Event.
2. Marketable Peg Orders with no limit price or those with limit prices that can execute within the prevailing NBBO at the time of a Match Event.
3. Limit Orders with limit prices that are within the prevailing NBBO at the time of a Match Event.
4. Market Orders.

Match Priority Criteria

Generally, an order's match priority will be based on price, display type (for the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes), and the time at which such order is received relative to other orders. With respect to the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes, at each price level, Display Orders will have priority over non-Display Orders. All orders will be timestamped and accordingly prioritized based on the time of their receipt by the ATS. Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched with time priority based on the order receipt by the ATS. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

An amendment of an outstanding order will affect its match priority and Minimum Resting Period as follows:

1. If an order's size is decreased, its timestamp will remain the same, its priority will *not* change and it will *not* wait through a new Minimum Resting Period.
2. If an order's size is increased, the timestamp will be renewed, its priority will change and, if part of the Midpoint Discrete Matching Process, it will wait through a new Minimum Resting Period.
3. If an order's price is changed, the timestamp will be renewed, its priority will change and, if part of the Midpoint Discrete Matching Process, it will wait through a new Minimum Resting Period.

IntelligentCross conducts trading strictly in an agency capacity on the ATS. IntelligentCross does not conduct trading in a proprietary capacity.

Execution Errors

The ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades." Each potential error situation will be evaluated by the ATS's personnel on a case by-case basis. In particular, the ATS's error policy is included within the ATS's Subscriber Agreement that is signed by both parties (ATS and client) prior to the Subscriber's commencement of trading activity upon the ATS's platform. If a trade is transacted in error and it is determined that the error was due to a system failure or other issue with the ATS's platform that resulted in a poor execution (i.e., outside the NBBO), the ATS will contact each of the Subscribers associated with the error cross trade and inform them that the ATS is canceling the trade. The ATS will then initiate the cancel on the ATS and communicate either electronically (ACT Web for NASDAQ TRF) or over the telephone (NYSE TRF) the trade report cancellation for each side of the cross trade. In the instances in which the trade was good (i.e., inside the NBBO), and as a result of a systems issue, the ATS failed to acknowledge the execution to one of the two Subscribers associated with the error cross trade transacted on the ATS, the ATS will contact the affected Subscriber and ask whether or not they want to maintain (keep) the trade. If the Subscriber does not want to maintain the trade, the ATS will take the affected Subscriber's position and book it to IntelligentCross's error account. IntelligentCross will then trade out of the error position via IntelligentCross's routing broker as soon as is possible. An IntelligentCross employee will book the error position and subsequently close-out the transaction through IntelligentCross's error account for settlement purposes and document within IntelligentCross's systems all details regarding the error transaction(s). The error transaction detail will include all details surrounding the error trade(s) and subsequent close-out trades (if any). The detail will also include an identification of all associated parties, the cause/reason for the error, or details surrounding Subscriber contact(s). The error trade detail will then be reviewed and electronically signed off as "compliance review" by the CCO or his designee and subsequently reviewed and signed off on as "Supervisory Review" by IntelligentCross's CEO or his/her supervisory principal designee.

The ATS will also perform the required OATS entries if the error trade is for an OATS reportable security.

With respect to a market wide event that may contain clearly erroneous transaction, the ATS monitors all email notification regarding clearly erroneous transactions. Upon receipt of a clearly erroneous e-mail notification, the ATS will immediately review the ATS's trading activity during the relevant timeframe to determine whether or not the ATS traded the securities referenced in the notification. The ATS will then take immediate action (if any executions have been identified through the review) to reverse the trades upon the ATS and NASDAQ's WebLink ACT. A file in IntelligentCross's systems will be created that documents any ACT reversals that have been performed as a result of a clearly erroneous notification.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). The minimum price variation ("MPV") for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with increments below the MPV will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

Anonymity

All orders, executions, clearing contracts, and post-trade reports are anonymous. Subscribers are only made aware of IntelligentCross as party or contra-party on orders and executions.

The ATS does not provide any means of communication between Subscribers. There is no negotiation, chat, instant message, indication of interest, "Flash Order", or similar functionality provided.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

☐ Yes ☒ No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

☒ Yes ☐ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

For the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes, the ATS offers the IQX Data Feed, which displays eligible orders in real-time to IQX Data Feed Recipients. Subscribers, in their discretion, may submit Primary Peg Orders and Limit Orders as displayed orders. For all Displayed Orders, the ATS disseminates all eligible bids and offers along with the size available (full depth of book) in the IQX Data Feed as part of the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes. The IQX Data Feed also disseminates all executions that occur in the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Processes in real-time. The execution information includes the price and number of shares executed.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Answer: <u>For the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, t</u>~~T~~he Base Rate charged by IntelligentCross is .0008 per share for each side of a transaction. <u>The Base Rate for the Discrete Bid/Offer Matching Process Maker/Taker is (.0028) rebate per share for Subscribers that provide liquidity and .0030 per share fee for Subscribers that remove liquidity.</u>

<u>The Base Rate for the Discrete Bid/Offer Matching Process Taker/Maker is (.0016) rebate per share for Subscribers that remove liquidity and .0020 per share fee for Subscribers that provide liquidity.</u>

Formatted: Indent: Left: 0"

The other fees incurred by Subscribers of the ATS are SRO fees and fees charged by our clearing provider Wedbush.

The ATS passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members), and fees billed to the ATS for Subscribers through third-party providers for accessing market data.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: N/A.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: <u>With respect to trading in the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, t</u>~~T~~here are two ways existing ATS Subscribers can pay lower fees, ("Subscriber Fee Discount"), as described below:

1. Total Composite Volume (TCV) Incentive*--if average daily participation of TCV is:

TCV %	Commission rate per share traded
=> 12 bps of TCV	2 mils per share
=> 10 bps of TCV	3 mils per share
=> 8 bps of TCV	4 mils per share
=> 4 bps of TCV	6 mils per share
=> Base Rate	8 mils per share

*Criteria

- The Base Rate is the same for all Subscribers. Any Subscriber Fee Discount Rate will be calculated retroactively on all shares traded for that calendar month and will be rounded down.
- TCV is the total market volume in all NMS Stocks reported to the Consolidated Tape.

2. Active Order Incentive**

Live in 100 to 300 unique symbols at a time (on average) 6 mils per share
Live in 301 to 700 unique symbols at a time (on average) 4 mils per share
Live in 701 to 1000 unique symbols at a time (on average) 3 mils per share
Live in over 1000 unique symbols at a time (on average) 2 mils per share

**Criteria
- On a per symbol basis, orders must be 95% marketable where marketable means: (1) for the Midpoint Discrete Matching Process orders priced at NBBO midpoint or more aggressive than midpoint and (2) the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Process Fee/Fee buy orders priced at the NBB or above and sell orders at the NBO or below.
- IntelligentCross will monitor open orders every few minutes to calculate the average unique symbols in the book on a daily basis.
- Have a minimum allow execution quantity (MinQty tag) of less than or equal to 100 shares.
- Not be an IOC Order.
- Rate will be calculated retroactively on all shares traded for that calendar month and will be rounded down.
- If a Subscriber is live for a symbol in both the Midpoint Discrete Matching Process and the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Process Fee/Fee, it will count twice for purposes of qualifying for the Active Order Incentive.

Trading in the Discrete Bid/Offer Matching Process Maker/Taker and Discrete Bid/Offer Matching Process Taker/Maker will not be taken into account for purposes of qualifying for the Subscriber Fee Discount. If a Subscriber qualifies for a Subscriber Fee Discount, the pricing will apply to their trading activity in both the Midpoint Discrete Matching Process and the ~~Discrete Bid/Offer Matching Process~~Discrete Bid/Offer Matching Process Fee/Fee. The ATS can offer the Subscriber Fee Discount to allow new Subscribers to receive the Subscriber Fee Discount and pay the lowest fee charged to any existing Subscriber based on the above criteria for up to three months.